EXHIBIT 99.1

Silver Elephant Provides Update On Its Pre-Consolidated Share Trading

Vancouver, British Columbia, January 12, 2022 – Silver Elephant Mining Corp. (“Silver Elephant” or the “Company”) (TSX: ELEF, OTCQX:SILEF, Frankfurt:1P2N) announces further to the news release dated January 12, 2022 regarding the Effective Date for the Plan of Arrangement, trading in the Company’s common shares will commence on a post-Arrangement and post-Consolidation basis on Tuesday, January 18, 2022, or such later date as may be determined by the TSX. The Company will issue a further press release to confirm the date on which the common shares will commence trading on a post-Arrangement and post-Consolidation basis.

Silver Elephant confirms that until such date, which will be beyond the Effective Date of January 14, 2022, the common shares will continue to trade on the TSX on a pre-Arrangement and pre-Consolidation basis. Then at such date, the pre-Consolidated shares will undergo the exchange pursuant to the Arrangement as follows:

The Consolidated common shares will be exchanged on the basis of 10 pre-Consolidation common shares held for:

(i)	one post-Consolidation common share of the Company;

(ii)	one common share of Flying Nickel Mining Corp. (“Flying Nickel”);

(iii)	one common share of Nevada Vanadium Mining Corp. (“Nevada Vanadium”); and

(iv)	two common shares of Battery Metals Royalties Corp. (“Battery Metals”).

For more information regarding the Arrangement, readers should refer to the Company’s management information circular prepared in connection with the Meeting, a copy of which is available at www.sedar.com and silverelef.com. Further information on Silver Elephant, Flying Nickel, Nevada Vanadium, and Battery Metals can be found at www.silverelef.com, flynickel.com, nevadavanadium.com, and royalbatt.com, respectively.

SILVER ELEPHANT MINING CORP.

ON BEHALF OF THE BOARD

“John Lee”

Executive Chairman

For more information about Silver Elephant, please contact Investor Relations:

+1.604.569.3661 ext. 101

info@silverelef.com www.silverelef.com

Neither the Toronto Stock Exchange nor its Regulation Services Provider (as that term is defined in the policies of the Toronto Stock Exchange) accepts responsibility for the adequacy or accuracy of this release.

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Cautionary Note Regarding Forward-Looking Statements

Certain statements contained in this news release, including statements which may contain words such as “expects”, “anticipates”, “intends”, “plans”, “believes”, “estimates”, or similar expressions, and statements related to matters which are not historical facts, are forward-looking information within the meaning of applicable securities laws. Such forward-looking statements, which include statements regarding the completion of the Arrangement, issuance of a TSX trading bulletin in respect of the Arrangement and the settlement of securities into beneficial shareholders’ accounts, are based on certain factors and assumptions and involve known and unknown risks and uncertainties which may cause the actual results, performance, or achievements to be materially different from future results, performance, or achievements expressed or implied by such forward-looking statements.

These factors should be considered carefully, and readers should not place undue reliance on the Silver Elephant’s forward-looking statements. Silver Elephant believes that the expectations reflected in the forward-looking statements contained in this news release are reasonable, but no assurance can be given that these expectations will prove to be correct. In addition, although Silver Elephant has attempted to identify important factors that could cause actual actions or events to differ materially from those described in forward looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. Silver Elephant undertakes no obligation to release publicly any future revisions to forward-looking statements to reflect events or circumstances after the date of this news or to reflect the occurrence of unanticipated events, except as expressly required by law.

None of the securities to be issued pursuant to the Flying Nickel Offering have been or will be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), or any state securities laws, and any securities issuable in the transaction are anticipated to be issued in reliance upon available exemptions from such registration requirements pursuant to Section 3(a)(10) of the U.S. Securities Act and applicable exemptions under state securities laws. This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities.

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